

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Kevin E. Hartz
Co-Chief Executive Officer
two
16 Funston Avenue, Suite A
The Presidio of San Francisco
San Francisco, CA 94129

      Re: two
          Registration Statement on Form S-1
          Filed March 2, 2021
          File No. 333-253802

Dear Mr. Hartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, Filed March 2, 2021

Summary Financial Data, page 34

1.   Revise your disclosure to give effect to the sale of units in this offering and the sale of the private placement warrants in a separate "as-adjusted" column.

Exhibit Index
Consent of Independent Registered Public Accounting Firm, page II-4

2.   Please revise to provide a consent of your independent auditor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gregory P. Patti, Jr.